EXHIBIT 12(a)(3)

MFS® Intermediate Income Trust

P.O. Box 43078

Providence, RI 02940-3078

Notice to shareholders — Source of distribution

Distribution period	April-09

Distribution amount per share	$0.04665

The following table sets forth the estimated amounts of the current distribution and the cumulative distributions paid this fiscal year to date from the following sources: net investment income, net realized short-term capital gains, net realized long-term capital gains and return of capital. The fund’s fiscal year begins each November 1st. All amounts are expressed per common share.

	Current distribution	% Breakdown of current distribution	Total cumulative distributions for the fiscal year to date	% Breakdown of the total cumulative distributions for the fiscal year to date
Net Investment Income	$0.01893	41%	$0.11895	42%
Net Realized ST Cap Gains	0.00000	0%	0.05767	20%
Net Realized LT Cap Gains	0.00000	0%	0.00000	0%
Return of Capital	0.02772	59%	0.10515	38%

Total (per common share)	$0.04665	100%	$0.28177	100%

Average annual total return (in relation to NAV) for the five years ended 3-31-2009	4.00%

Annualized current distribution rate expressed as a percentage of month end NAV as of 3-31-2009	8.46%

Cumulative total return (in relation to NAV) for the fiscal year through 3-31-2009	4.96%

Cumulative fiscal year distributions as a percentage of NAV as of 3-31-2009	4.26%

You should not necessarily draw any conclusions about the fund’s investment performance from the amount of this distribution or from the terms of the fund’s managed distribution plan.

The fund may estimate that it has distributed more than its income and capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the fund is paid back to you. A return of capital distribution does not necessarily reflect the fund’s investment performance and should not be confused with “yield” or “income.”

The amounts and sources of distributions reported in this notice are only estimates and are not being provided for tax-reporting purposes. The actual amounts and sources of the amounts for tax-reporting purposes will depend upon the fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.

If you have any questions regarding this information, please call our fund service department at 1-800-637-2304 any business day from 9 a.m. to 5 p.m. Eastern time.